Mail Stop 3561

May 4, 2007

Mr. Clive Barwin
President, CEO and Secretary
Melt Inc.
22912 Mill Creek Dr., Suite D
Laguna Hills, CA 92653

> **Re:** **Melt, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 333-109990**

Dear Mr. Barwin:

We have reviewed your response letter filed on April 5, 2007 to our comment letter dated March 23, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-5

1. We note that you sold all three of your company operated stores during fiscal 2006. We also note that you intend to cease managing the construction of your stores and transition that responsibility to franchisees. Please provide us with the following information regarding those activities:

   - Considering (a) you no longer own any company operated stores and (b) you reflect the operating results of the two company operated Villa Melt stores in discontinued operations, please tell us why you do not reflect the company operated store sold on May 28, 2006 in discontinued operations under SFAS 144 and EITF 03-13. Please also tell us the relationship you have with the store subsequent to the sale, including whether or not you still collect royalties and other franchise fees from that store; and

- Since it appears that the operations and cash flows of your store construction activities can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company, please tell us why you do not reflect your store construction activities in discontinued operations under SFAS 144 and EITF 03-13. If you intend to include those activities in discontinued operations once you complete construction of the remaining stores to which you are committed, please revise your disclosures in future filings accordingly.

2. We note your presentation of "Gain on sale of a corporate owned store" in revenues. Since you are not in the business of selling stores, we do not believe this amount should be recorded as revenue. Based upon your conclusions regarding discontinued operations presentation from our comment above, we believe this amount should be reflected within discontinued operations or as other income. Either revise your filing accordingly or tell us why you believe your presentation is appropriate.

Note 4 – Commitments and Contingencies, page F-18

3. Please tell us how you account for the consumer price index (CPI) clause in your operating leases. If, as we assume, the CPI currently in effect was taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the footnote should state so. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13, FTB 85-3, and FTB 88-1.

Note 10 – Subsequent Events, page F-22

4. We note that five franchisee locations elected to terminate their franchise agreement during the first quarter of fiscal 2007. Please tell us how you accounted for the initial franchise fees collected from these franchisees. If you recognized those fees as revenues during fiscal 2007, please justify your accounting treatment. Additionally, please tell us and disclose in future filings the nature of the bad debt expense line item in your statements of operations. In doing so, tell us whether bad debt expense relates primarily to franchise fee terminations or to write off accounts receivable for food and beverage sales to franchise stores.

Exhibits 31.1 and 31.2

5. We reissue comment 11 from our comment letter dated December 29, 2006. In future Form 10-KSB and 10-QSB filings, please exclude the words "annual" or "quarterly" from paragraphs two and three of your certifications and reference

only the "report." The certifications should be worded exactly as set forth in Item 601(b)(31) of Regulation S-B.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Yong Kim (Staff Accountant) at (202) 551-3323 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief